Exhibit 2.1

PURCHASE AND SALE AGREEMENT

HORSESHOE-GALLUP FIELD

On the Ute Mountain Ute Reservation in San Juan County, New Mexico

This Purchase and Sale Agreement (the “Agreement“) is entered into and effective this 6th day of June 2014, by and between BIYA Operators, Inc., a New Mexico corporation with a principal business address of PO Box 5226, Farmington, New Mexico 87499 (herein referred to as the “Seller”), and Diversified Resources, Inc., a Nevada corporation with its principal place of business located at 1789 W. Littleton Blvd., Littleton, Colorado 80120 (herein referred to as the “Purchaser”).

RECITALS:
WHEREAS, the Seller is the owner of certain oil and gas assets located on the Ute Mountain Ute (hereinafter “UMU”) Reservation in New Mexico, the Navajo Reservation in New Mexico, and federally held land in New Mexico which are more particularly described in Exhibits __, attached hereto and incorporated by reference herein; and

WHEREAS, the Seller desires to sell, and Purchaser desires to purchase one hundred percent (100%) of Seller’s ownership interests in the properties described in Exhibits __, and the Parties desire to memorialize the terms and conditions of the purchase and the sale thereof.

WHEREAS, the Seller is selling one hundred percent (100%) of all of Seller’s rights, title, and interest, including associated equipment and mineral leases in certain assets as described in this Agreement and the attached Exhibits, and Purchaser desires to purchase a one hundred percent (100%) of all Seller’s interest in such assets.

NOW THEREFORE, in consideration of the mutual promises and conditions hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller and Purchaser hereby agree as follows:

ARTICLE I
Definitions

1.1           “Assets” shall encompass the terms Federal Assets, Navajo Assets and UMU Assets, collectively, and mean 100.000000% of Seller’s right, title and interest in and to the following:

a.           Leases: Oil, gas and other mineral leaseholds listed and described in Exhibit __ and individually attached as Exhibit __ (collectively the “Leases”).

b.           Rights in Production: All working interests, carried working interests, rights of assignment and reassignment, net revenue interests, record title interests, undeveloped locations on the Leases, reversionary interests, back-in interests, overriding royalties, production payments, net profits interests, mineral and royalty interests, and any other interest of any kind which were created under, or in any way related to, the Leases, Wells or any Seller Agreement (the “Rights in Production”).

c.           Wells: All of Seller's right, title and interest in and to (including fixtures and improvements) producing, non-producing and shut-in oil and gas wells and saltwater disposal or injection wells, such wells being described on Exhibit __ (the “Wells”).

d.           Contracts: Unit Agreements, orders and decisions of regulatory authorities establishing or relating to units, unit operating agreements, joint operating agreements, gas purchase agreements, gas balancing agreements, oil purchase agreements, gathering agreements, transportation agreements, processing or treating agreements, farm-out agreements, farm-in agreements, subleases, and any other agreement to the extent assignable which in any way relates to, or is associated with, the Leases, Mineral Development Agreement, Rights in Production, or Wells (the “Contracts”).

e.           Easements:  Rights-of-Way, easements, and servitudes appurtenant to or used in connection with the Leases, Mineral Development Agreement, Rights in Production, and/or Wells (the “Easements”).

f.           Permits: Permits and licenses of any nature owned, held or operated in connection with the operations for the exploration and production of oil, gas and other minerals to the extent the same are used or obtained in connection with any of the Leases, Contracts, Seller Agreements, Easements or Wells (“Permits”).

g.           Equipment. Personal property, surface equipment, down-hole equipment and pipelines, machinery, fixtures, buildings, moveable or immovable mixed property and inventory used or obtained in connection with the Leases, Easements, Wells, Contracts, or Permits (“Equipment”).  The term “Equipment” shall specifically include, but is not limited to, that Equipment listed on Exhibit __. Any equipment listed on Exhibit __ shall be specifically excluded from the definition of “Equipment” and shall not be transferred to Purchaser under this Agreement.

h.           Production.  All oil, natural gas, natural gas liquids, helium, or any other hydrocarbons or commercially viable gases produced from any Asset after the Effective Date.

i.           Records. Copies of records relating to the Assets described in Articles 1.9 (a) – (h) owned by Seller including, but not limited to, all (i) mineral development agreements of any kind, lease, land and division order files (including any abstracts of title, title opinions, certificates of title, title curative documents, and division orders contained therein along with any other documents or files relating to Assignor’s land rights in any Asset; (ii) any contracts or agreements associated with or related to the Assets; (iii) all well, facility and historic production files relating to the Assets (the “Well Files”), and (iv) all geological files, including, but not limited to, structure maps, seismic data, maps, logs and the like relating to the Assets, (the “Geologic Data”), such Geologic Data being accepted “as is”, “where is” by Assignee without warranty or representation of any nature or kind as to the accuracy, completeness, materiality, validity or fitness for any purpose of such Geologic Data and with all faults and same is delivered for the purpose of Purchaser’s independent evaluation and any use or reliance thereon is at Purchaser’s sole risk.

j.           Remaining Interests: All other rights and interests in, to, or under, or derived from the Assignor’s interests in or related to the Assets, even if improperly described in this definition or omitted from the Exhibits. It is the intention of the Parties that all of Assignor’s right, title, and interests in any and all oil and gas properties associated in any way with the Assets be assigned to the Assignee.

k.           Seller Agreements: Any agreement entered into by Seller with the Navajo Tribe, the Ute Mountain Ute Tribe, or the Federal government.

1.2            “Assignment and Bill of Sale” shall mean that particular Assignment and Bill of Sale executed between the Parties at Closing.

1.3           “Effective Date” shall mean June 6, 2014.

1.4           “Closing Date” shall mean August 11, 2014, extendable to not later than September 7, 2014, pursuant to the terms of Article 9.2.

1.5           “Federal Assets” shall mean those Assets described on Exhibit __.

1.6           “Horseshoe-Gallup Field” shall mean that acreage described in the attached Exhibit __.

1.7           “Navajo Assets” shall mean those Assets described on Exhibit __.

1.8            “Net Revenue Interest” shall mean that share of hydrocarbons or other commercially viable gases, specifically including helium, produced from or allocated to a particular Lease, unit, undeveloped acreage under the Mineral Development Agreement or other Seller Agreement, or Well (or the share of revenues received from the sale of hydrocarbons or other commercially viable gases specifically including helium from or allocated to a particular Lease, unit or Well)

that a party is entitled to receive by virtue of its ownership of such Lease, unit or Well after deducting any hydrocarbons or other commercially viable gases specifically including helium or proceeds or revenues allocable to any royalty interest, overriding royalty interest, production payment, net profits interest or other similar interest, other than taxes, that constitutes a burden on such interest or is measured by or payable out of the production of hydrocarbons other commercially viable gases specifically including helium or the proceeds realized from the sale or other disposition thereof.

1.9            “Permitted Encumbrances” shall mean

a.           Liens for current taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions diligently pursued;

b.           Materialmen's, mechanic's, repairman's, employee's, contractor's, operator's and other similar liens or charges arising in the ordinary course of business (i) foreclosure of which is barred by applicable limitations periods, or (ii) for amounts not yet delinquent (including any amounts being withheld as provided by law), or, if delinquent, being contested in good faith by appropriate actions diligently pursued; provided that the assigning Party takes such steps as may be reasonably required to ensure that such liens or charges do not result in the foreclosure on the affected Asset;

c.           All rights to consent by, required notices to, filings with, or other actions by governmental authorities in connection with the transfer of the Assets or any portion thereof;

d.           All rights reserved to or vested in any governmental authorities to control or regulate any of the Assets in any manner and all obligations and duties under all applicable laws, rules and orders of any such governmental authorities or under any franchise, grant, license or permit issued by any such governmental authorities;

e.           The leases, unit agreements, pooling agreements, operating agreements, development agreements, production sales contracts, and other contracts, agreements and instruments applicable to the Assets.

f.           Easements, rights-of-way, servitudes, permits, surface leases, surface use and/or right-of-way agreements, licenses, and other rights relating to or restricting surface operations which do not materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby;

1.10           “Public Company Audit” shall mean an audit sufficient to meet the standards of all governmental and regulatory authorities to which the Purchaser is subject.

1.11           “Purchaser” or “DRI” shall mean Diversified Resources, Inc., a Nevada corporation or any subsidiary thereof.

1.12            “Seller” or “BIYA” shall mean BIYA Operators, Inc., a New Mexico corporation.

1.13           “Tribe” or “Tribal” shall refer to the Ute Mountain Ute Tribe or the Navajo Tribe.

1.14           “UMU Assets” shall mean those Assets described on Exhibit __.

1.15           “UMU Mineral Development Agreement” shall mean the Mineral Development Agreement by and between the Ute Mountain Ute Tribe and BIYA Operators, Inc. dated April 15, 2008, attached as Exhibit __.

1.16           “UMU Mineral Development Amendment” shall mean the First Amendment to the Mineral Development Agreement by and between the Ute Mountain Ute Tribe and BIYA Operators, Inc. which was approved by the Resolution of the Ute Mountain Ute Tribal Counsel dated November 7, 2012.  The Mineral Development Amendment is attached as Exhibit __. The Resolution of the Ute Mountain Ute Tribal Counsel dated November 7, 2012 is attached as Exhibit __.

ARTICLE II
Purchase and Sale

2.1           Conveyance.    Subject to the terms, conditions and consideration hereinafter set forth, and specifically those expressed in Article 2.2 (a), Seller agrees to sell, and Purchaser agrees to purchase, the Assets. The Assets shall be transferred to Purchaser pursuant to an Assignment, Conveyance and Bill of Sale to be executed at Closing.

2.2           Purchase Price.   In addition to the consideration set out in 2.2 (a), the Purchase Price to be paid to Seller by Purchaser for the Assets is Six Million Dollars U.S. Dollars ($6,000,000.00) (the “Purchase Price”). The Purchase Price, less any earnest money or other prepayment or deduction, shall be paid to Seller by Purchaser at the Closing.

a.
Stock Compensation.  In addition to the Purchase Price, Purchaser shall also tender to Seller 900,000 shares of the Purchaser’s common stock.  For the purpose of this Agreement the stock shall be valued at $1.00 per share.  However, Purchaser makes no representation or guarantee of any kind concerning the actual value or liquidity of such shares.  Seller acknowledges that the stock is not currently liquid, and that the stock will be restricted as described in Exhibit __.  Any adjustments to, or deductions from, the Purchase Price under this Agreement shall be applied to the Purchase Price described above, and shall not affect the Stock Compensation.

b.	The total consideration being paid thus being $6,900,000.

c.
Proof of Funds. Purchaser shall provide Seller with proof of funds in the amount of $5,900,000 U.S. Dollars no later than July 31, 2014.  “Proof of Funds” shall mean either (a) an account at a financial institution in the name of Purchaser, and under the control of Purchaser, containing at least $5,900,000 or (b) a legally binding letter of commitment to fund the entire remaining Purchase Price ($5,900,000.00 U.S.) from a financial institution with the at least $100,000,000.00 U.S. under its management and control such as Macquarie Bank Limited – Houston, Independence Bank of Houston, Mutual of Omaha Bank, or similar financial institution.  If Purchaser fails to provide Proof of Funds by July 31, 2014 this Agreement shall be voidable by Seller.

d.	Adjusted Conveyance and Purchase Price. In the event that:

ii.	The Conditions Precedent stated in Article 7.1 (e) fail, and/or the Representations and Warranties stated in Article 5.1 fail as applied only to the Navajo Assets, then:

a.
The Navajo Assets shall not be assigned to Purchaser at the Closing.  The portion of the Purchase Price allocated to the Navajo Assets shall be held in a mutually agreed escrow account until such time as the relevant Conditions Precedent and/or Representations and Warranties are met or cured by Seller.  Upon meeting and/or curing the relevant Conditions Precedent and/or Representations and Warranties, the Navajo Assets shall be assigned to Purchaser and the funds held in escrow shall be released to Seller.  For the purposes of this provision, the portion of the Purchase Price that is allocated to the Navajo Assets is $175,000.

b.
If Seller has not met and/or cured the relevant Conditions Precedent and/or Representations and Warranties by December 31, 2014 (or a later date mutually agreed to by the Parties in writing) the Navajo Assets shall not be conveyed to Seller under this or any other Agreement.  The Navajo Assets shall be deemed to have been removed from the definition of Assets.  The Purchase Price shall be reduced by the amount assigned to the Navajo Assets (the “Adjusted Purchase Price”).  The funds held in the escrow account shall be returned to Purchaser.  The Parties shall work in good faith to remove or adjust any Exhibits necessary to reflect the removal of the Navajo Assets from this Agreement.

iii.	The Conditions Precedent stated in Article 7.1 (f) fail, and/or the Representations and Warranties stated in Article 5.1 fail as applied only to the Federal Assets, then:

1.
The Federal Assets shall not be assigned to Purchaser at the Closing.  The portion of the Purchase Price allocated to the Federal Assets shall be held in a mutually agreed escrow account until such time as the relevant Conditions Precedent and/or Representations and Warranties are met or cured by Seller.  Upon meeting and/or curing the relevant Conditions Precedent and/or Representations and Warranties, the Federal Assets shall be assigned to Purchaser and the funds held in escrow shall be released to Seller.  For the purposes of this provision, the portion of the Purchase Price that is allocated to the Federal Assets is $75,000.

2.
If Seller has not met and/or cured the relevant Conditions Precedent and/or Representations and Warranties by December 31, 2014 (or a later date mutually agreed to by the Parties in writing) the Federal Assets shall not be conveyed to Seller under this or any other Agreement.  The Federal Assets shall be deemed to have been removed from the definition of Assets.  The Purchase Price shall be reduced by the amount assigned to the Federal Assets (the “Adjusted Purchase Price”).  The funds held in the escrow account shall be returned to Purchaser.  The Parties shall work in good faith to remove or adjust any Exhibits necessary to reflect the removal of the Federal Assets from this Agreement.

2.3           Deposit. A deposit in the amount of $100,000.00 shall be paid by Purchaser on June 6, 2014 (the “Deposit”).  Such Deposit shall be made to a mutually acceptable escrow agent and account or a mutually acceptable third party attorney’s trust account.

a.	Condition Precedent to Purchaser’s Obligation to make the Deposit. The obligation of Purchaser to make the Deposit shall be subject to the following condition:

i.
Prior to June 6, 2014, Seller shall arrange an in-person meeting between Purchaser and a representative of the Tribe.  Seller shall use best efforts to ensure that the representative has the authority and ability to convey that the Tribe is generally amenable to the transaction and obligations discussed in this Agreement, and shall convey such sentiment to Purchaser.  If the Tribe or the Tribe’s representative indicates that the Tribe is not amenable Parties entering this Agreement, this Agreement shall be voidable by either Party.  In the case of either Party electing to void this Agreement under this Article, no Deposit shall be made.

b.	Seller shall be entitled to retain the Deposit in the event that:

i.	Purchaser fails to provide Proof of Funds by July 31, 2014; or

ii.
The Conditions Precedent stated in Article 7.1 (b), are satisfied, all of Seller’s warranties and representations are effectuated, kept and maintained as applied to the UMU Assets, and the Closing does not occur through no fault of the Seller.

c.	Purchaser shall be entitled to a return of the Deposit in the event that:

i.	Purchaser terminates or voids this Agreement under any provision of the Agreement which authorizes such termination or voiding; or

ii.	The Conditions Precedent stated in Article 7.1 (b) do not occur or are not met; or

iii.	Seller fails to keep, maintain or effectuate any of its warranties or representations as applied to the UMU Assets; or

iv.
Seller has failed to keep sufficient accounting and other records to such a degree that it is not possible for Purchaser or Purchaser’s agents acting in good faith to complete a Public Company Audit prior to Closing.

2.4           Balance of the Purchase Price. At the Closing, Purchaser shall pay Seller the remaining balance of the Purchase Price, or Adjusted Purchase Price if applicable, in certified funds or wire transfer delivered to Seller’s address herein or such banking institution as Seller shall direct, and deliver stock certificates in the correct amount to Seller at Seller’s notice address herein set forth. Such funds shall be immediately available.

2.5           Allocation of Purchase Price among Assets.  The Purchase Price shall be allocated among the Federal Assets, Navajo Assets and UMU Assets as expressed herein and in Exhibit __.

2.6           Allocation of the Purchase Price among Tangibles and Intangibles. The Purchase Price shall be allocated among tangibles and intangibles comprising the Assets as described on Exhibit __.  Purchaser and Seller agree to be bound by the allocation of the Purchase Price among tangible and intangible Assets set forth herein for all purposes; to consistently report such allocations for all federal, tribal, state and local tax purposes; and to timely file all reports required by the Internal Revenue Service concerning the Purchase Price allocations.

ARTICLE III
Assignment of Mineral Development Agreement, Earned Leases, and Rights

3.1
Assignment of Mineral Development Agreement. Pursuant to the Assignment, Conveyance, and Bill of Sale Seller shall assign, convey and transfer 100.000000% of its right, title and interest in and to the Assets to Purchaser at Closing.

3.2	Copies of Earned Leases. Within 30 days of the execution of this Agreement, Seller shall provide Purchaser with true and correct copies of all Earned Leases.

3.3
Assignment of Leases. Purchaser shall prepare and Seller shall execute, acknowledge and deliver to Purchaser assignments of all Earned Leases (“Assignments”) at the Closing.  Each such Assignment shall be in substantially the form set out in Exhibit __ (“Lease Assignment”), and shall include a special warranty of title against claims arising, by, through or under Seller but not otherwise, subject to any Permitted Encumbrances.  To the extent transferable, Seller shall grant to Purchaser and its successors and assigns, full power and right of substitution and subrogation in and to all covenants, indemnities and warranties (including warranties of title) given or made to Seller by its predecessors in title.  The effective date of the Assignments shall be the Closing Date. Each such Assignment shall be made subject to the terms of the Earned Leases, and shall provide that Purchaser shall abide by the terms thereof.

ARTICLE IV
Assumption of Liabilities and Indemnification

4.1
Payment of Invoices. After the Closing, Seller will pay only that portion of invoices received that are applicable to work performed or material received in the period prior to the Closing; other charges and invoices will be returned to the vendor for rebilling to Purchaser.  Similarly, after the Closing, Purchaser will pay only that portion of invoices received that are applicable to work performed or material received in the period on or after the Closing; other charges and invoices will be returned to the vendor for rebilling to Seller.

4.2
Liabilities after Closing and Indemnities. Purchaser shall observe and comply with all covenants, terms, and provisions, express or implied, contained in the Leases, Easements, Permits, Mineral Development Agreement and any other contracts or agreements relating to the Assets at the time of Closing.  This Purchase and Sale Agreement is made subject to the terms of all such agreements.  Purchaser shall assume and be responsible for its proportionate share of all obligations of Seller accruing under such agreements after the Closing.

4.3
Payment of Taxes. All real estate, occupation, ad valorem, personal property, tribal, or other taxes and charges of any kind on any of the Equipment or tangible assets for the current tax year shall be prorated as of the Closing Date.  Ad valorem, property or other taxes on the mineral estate, the producing Leases, or the produced minerals, which are based on the production and/or revenue received and which are taxed in a year following the year of production, shall be subject to proration based on the production and revenue received up to the Closing Date. Purchaser shall be responsible for its proportionate share of the taxes based on production and revenue from the Closing Date and thereafter, regardless of the year in which the tax is due or paid. Seller shall be responsible for all oil and gas severance taxes, production taxes, windfall profits taxes, and any other similar taxes applicable to oil and gas production occurring prior to the Closing Date, and Purchaser shall be responsible for its proportionate share of all such taxes applicable to oil and gas production occurring on and after the Closing Date. Seller shall pay all such items for all periods prior to such date. Purchaser shall be responsible for its proportionate share of all sales, use and similar tax arising out of the sale of the Assets.

Should this purchase and sale constitute an isolated or occasional sale and not be subject to sales or use tax with any of the taxing authorities having jurisdiction over this transaction, no sales tax will be due to Seller from Purchaser. Seller and Purchaser agree to cooperate in demonstrating that the requirements for an isolated or occasional sale or any other sales tax exemption have been met.

4.4
Other Payments. Seller shall cause any other obligation or lien upon the Assets or associated with the Assets to be paid in full from the balance of the Purchase Price at Closing within 30 days of the Closing Date.

ARTICLE V
Representations and Warranties

5.1	Seller’s Representations and Warranties. Seller represents and warrants to Purchaser that the following statements are true and accurate:

a.           Seller Agreements, Leases and Contracts in Full Force and Effect. The Seller Agreements, Leases and Contracts are in full force and effect.  Concerning the Seller Agreements, Leases and Contracts, Seller warrants that it is not in breach in any material respect of the terms and provisions thereof, nor, to Seller’s knowledge is any third party in breach in any material respect of the terms and provisions thereof, and no notice of breach, default or termination has been received or is believed to be imminent by Seller, or to the knowledge of Seller, by any other party.

b.           No Additional Amendments in Existence. Seller warrants that, other than the UMU Development Agreement Amendment and any amendments attached in Exhibit __, there have been no amendments to, or modifications of, any Seller Agreement, Contract or Lease.

c.           Leases.  Seller holds mineral leasehold interests in the Leases.  Seller warrants that these interests are free and clear of any liens, claims, burdens or encumbrances, except for those specifically disclosed as Permitted Encumbrances.  Seller further warrants that the Leases are in full force and effect, and that Seller is not in breach in any material respect of the terms and provisions of the Leases, and that no notice of breach, default or termination has been received by Seller, either directly or indirectly. Seller warrants that the Net Revenue Interest of the Leases stated on Exhibit __ are accurate, and that all burdens on production of any kind are outlined in Exhibit __.

d.           Seller Agreements. Seller warrants that the Net Revenue Interest stated on Exhibit __ of any undeveloped acreage under the UMU Mineral Development Agreement which is not subject to a lease is accurate, and that all burdens on production of any kind are outlined in Exhibit __.

e.           Assets. Seller holds the rights to certain interests in the Assets free and clear of any liens, claims, burdens or encumbrances.  Any contracts relating to the Assets are in full force and effect, Seller is not in breach in any material respect of the terms and provisions thereof, and no notice of breach, default or termination has been received by Seller, either directly or indirectly. Seller further warrants that it has valid and enforceable title, free and clear of any liens, claims, burdens or encumbrances to the Equipment.

f.           Complete Obligation. Seller further warrants that the documents provided by Seller as Exhibits to this Agreement, together with applicable law, contain the entirety of Seller’s obligation concerning the Assets, and no other understanding or agreement exists between Seller and any third party in relation to the subject matter of this Agreement, except as otherwise stated in this Agreement.

g.           Failure of Warranty.  Failure of any of the warranties stated in Articles 4 (a) - 4 (f) as applied to the UMU Assets shall make this Agreement voidable by Purchaser and, upon such election to void the Agreement, entitle Purchaser to a full and immediate refund of all payments made to Seller in accordance with this Agreement, along with all costs and attorney fees Purchaser incurs as a result of such failure.  Failure of any of the warranties stated in Articles 5 (a) - 5 (f) as applied to the Federal Assets or Navajo Assets shall necessitate an Adjusted Conveyance and Adjusted Purchase Price as discussed in Article 2.2.

h.           Authorization.  Seller is a corporation duly organized and validly existing, in good standing, under the laws of the state of New Mexico.  Seller has the corporate power and authority to own its property and carry on its business as now conducted and to enter into and carry out the terms of this Agreement.

i.           Validly Executed. This Agreement has been duly and validly executed and delivered on behalf of the Seller and constitutes a valid obligation of the Seller, enforceable in accordance with its terms.  Seller is not subject to any charter, operating agreement, bylaw, lien, encumbrance of any kind, agreement, instrument, order, ownership dispute, or decree of any court or governmental body (other than any required Tribal or governmental approval) which would delay, hinder or prevent consummation of the transactions contemplated by this Purchase and Sale Agreement and/or the Assignment, Conveyance and Bill of Sale.

j.           No Violation of Contractual Restrictions.  Subject to required Tribal and governmental consents, the execution, delivery, and performance of this Agreement does not conflict with or violate any agreement or instrument to which Seller is a party or by which it or the Assets are bound.

k.           No Litigation.  There is no action, suit, arbitration, proceeding, claim, or investigation by any person, entity, administrative agency, or governmental body pending or, to its knowledge, threatened, against Seller before any court, arbitrator or governmental agency that in anyway concerns the Assets.

l.           Bankruptcy.  There are no bankruptcy, reorganization, or receivership proceedings pending, being contemplated by, or to its knowledge, threatened against Seller.

m.           Broker’s Fees. It has not incurred any obligation for brokers, finders, or similar fees for which Purchaser or its affiliates would be liable or responsible in any way.

n.           Rentals.  Seller hereby warrants that no rental payments are due concerning the Assets.

o.           Preferential Rights.  Except for the Preferential Right discussed in Article 7, Seller is aware of no preferential rights held by any third person which will be triggered by the execution of this Agreement or any Assignment delivered pursuant hereto.

p.           Warranty of Title.  Seller represents and warrants to Purchaser that Seller has marketable and defensible title (as those terms are commonly used in the industry) to the Leases in Exhibit A free and clear of all claims arising by, through or under Seller, but not otherwise.  Seller makes no warranty of title concerning the leases, except with respect to any claims arising by, through or under Seller.  Seller agrees to indemnify Purchaser solely regarding claims of any and all persons claiming by, through or under Seller, but not otherwise.  Seller expressly disclaims any liability for title issues concerning the leases which arose prior to Seller taking a legal interest in any leases concerned.

q.     Ordinary Course of Business. After the execution of this Agreement and prior to Closing, Seller shall use and maintain the Assets in substantially the same manner in which they have been used and maintained prior to this Agreement. Unless Seller and Purchaser agree, Seller shall only enter into agreements or transactions in relation to the Assets which

(i) individually involve a fair market value of less than $10,000, and (i) are entered into in the ordinary course of business consistent with past practices. Seller shall not materially alter the Assets (other than the use of supplies and consumables) or remove any improvements, Equipment or property which comprise the Assets. However, Seller shall have the right to make any changes, repairs or modifications, or incur any expenditures necessary to prevent or react to an emergency or environmental incident.

r.           Disclaimer of Additional Representations and Warranties».  Except for the representations and warranties provided in this article and the Assignment, Conveyance and Bill of Sale to be executed at the Closing, Seller makes no, and disclaims any, warranty or representation of any kind, either express, implied, statutory, or otherwise, including, without limitation, the accuracy or completeness of any data, reports, records, projections, information, or materials now or heretofore furnished or made available to Purchaser in connection with this Agreement.

s.           No Warranty as to Oil and Gas Potential. Purchaser acknowledges that Seller makes no warranties regarding the oil and gas potential related to or the likelihood of success of any development or exploration concerning the Assets.

5.2	Purchaser’s Representations and Warranties. Purchaser represents, warrants, and agrees as follows:

a.           Authorization.  Purchaser is a corporation duly organized and validly existing, in good standing, under the laws of the state of Nevada.  Purchaser has the corporate power and authority to own its property and carry on its business as now conducted and to enter into and carry out the terms of this Agreement.

b.           Validly Executed. This Agreement has been duly and validly executed and delivered on behalf of the Purchaser and constitutes a valid obligation of the Purchaser, enforceable in accordance with its terms.  Purchaser is not subject to any charter, operating agreement, bylaw, lien, encumbrance of any kind, agreement, instrument, order, ownership dispute, or decree of any court or governmental body (other than any required Tribal or governmental approval) which would delay, hinder or prevent consummation of the transactions contemplated by this Purchase and Sale Agreement and/or the Assignment, Conveyance and Bill of Sale.

c.           Compliance with Applicable Agreements; Laws. Purchaser shall comply with all applicable laws, ordinances, rules and regulations and shall promptly obtain and maintain all permits and bonds required by public authorities in connection with the Assets purchased.

d.           Broker’s Fees. Purchaser has not incurred any obligation for brokers, finders, or similar fees for which Seller or its affiliates would be liable or responsible in any way.  Purchaser has incurred the finder’s fee described on Exhibit __.  However, Seller shall not have any liability for such finder’s fee, and, to the extent Seller ever incurs any liability for such finder’s fee, Purchaser agrees to fully indemnify Seller up to the amount of the finder’s fee.

e.           Acceptance of Assets on “as is, where is” Basis. Purchaser has made all inspections of the Assets, financials, and other such documents as it deems necessary, and, subject to Seller’s representations and warranties, and the satisfaction of the conditions precedent, Purchaser will accept at Closing the Assets in “as is, where is” condition, with an expressed acceptance and understanding of the representation and disclaimers contained herein.

ARTICLE VI
Title Matters

6.1
Availability of Title Records. At least 30 days prior to Closing, Seller will have made available to Purchaser, without express or implied warranty of any kind regarding accuracy, such information in Seller’s possession regarding Seller’s title to the Assets, which information Purchaser may copy at its sole cost and expense (unless prohibited by agreement between Seller and a third party).

6.2
Source of Seller’s Interests. Seller affirms that all of the mineral rights to be transferred, sold, conveyed or assigned under this Agreement were created under the Seller Agreements, Leases and Contracts.

ARTICLE VII
Conditions Precedent

7.1	Conditions Precedent to the Obligations of Either Party. The obligations of Seller and Purchaser to effect the transactions contemplated herein shall be subject to the following conditions:

a.	Parties shall have agreed to the form of all Exhibits referenced herein.

b.
Conditions Precedent Applicable to the Ute Mountain Ute Assets. Seller shall obtain, at Seller’s sole cost, written consent of the Ute Mountain Ute Tribe to the Parties entering this Agreement and the Assignment, Conveyance and Bill of Sale so far as such documents apply to the Ute Mountain Ute Assets.

i.
Agreement in Full Force and Effect. The Parties shall obtain written documentation from the Tribe that (1) waives any past or current breaches of the UMU Mineral Development Agreement by Seller; (2) affirms the validity, full force and effect of the Mineral Development Agreement; (3) waives any past or current breaches of any Ute Mountain Ute Leases by Seller; and (4) affirms the validity, full force and effect of the Ute Mountain Ute Leases.

c.
Interior Approval of this Agreement and Assignment, Conveyance, and Bill of Sale. To the extent necessary, the Parties shall obtain the approval of the Secretary of the Interior to this Purchase and Sale Agreement, and the Assignment, Conveyance and Bill of Sale.

d.
Tribal Waiver of, or Failure to Execute, the Preferential Right.  Pursuant to the terms of the Mineral Development Agreement, the Tribe has retained a Preferential Right concerning the Horseshoe-Gallup Field.  The effect of this Agreement and the Assignment, Conveyance and Bill of Sale is contingent on the Tribe either (i) waiving such Preferential Right prior to Closing; or (ii) failing to execute such Preferential Right prior to the Preferential Right expiring.

e.	The Ute Mountain Ute Tribe shall also specify in writing:

1.	The degree to which the conditional rights discussed in Article 6.01 of the Mineral Development Agreement have been earned and are effective as applied to Seller; and either:

2.
That no obligations of the Seller stated in Articles 4 or 5 of the UMU Mineral Development Agreement remain incomplete or unfulfilled and that Purchaser shall therefore have no obligations under Articles 4 or 5 of the UMU Mineral Development Agreement; or

3.
The obligations stated in Articles 4 and 5 of the UMU Mineral Development Agreement that remain unfulfilled by Seller, the degree to which Purchaser shall be obligated to perform such obligations, and the timeframe for completing such obligations.

f.
Conditions Precedent Applicable to the Navajo Lease. To the extent necessary, Seller shall obtain written consent of the Navajo Tribe to the Parties entering this Agreement and the Assignment, Conveyance and Bill of Sale so far as such documents apply to the Navajo Assets.  Seller shall also prove that it has valid marketable title to the Navajo Assets.

g.
Conditions Precedent Applicable to the Federal Lease. To the extent necessary, Seller shall obtain written consent of the Federal Government to the Parties entering this Agreement and the Assignment, Conveyance and Bill of Sale so far as such documents apply to the Federal Assets.

7.2	Conditions Precedent to Obligations of Seller. The obligations of Seller to effect the transactions contemplated herein shall be subject to the following conditions:

a.           The representations and warranties of Purchaser herein shall be true and accurate as of and on the Closing Date, with the same effect as though made at such time; and

b.           Purchaser shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with prior to the Closing Date.

7.3	Conditions Precedent to Obligations of Purchaser. The obligations of Purchaser to effect the transactions contemplated herein shall be subject to the following conditions:

a.           The representations and warranties herein made by Seller shall be true and accurate as of and on the Closing Date, with the same effect as though made at such time.

b.           Seller shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with prior to or on Closing Date;

c.           No material change in the operation or make-up of the Assets shall have occurred since the Effective Date of this Agreement, other than changes in the ordinary course of business.

d.           The completion of a Public Company Audit Purchaser and/or Purchaser’s agents of Seller’s financial records pertaining to the Assets, with which Seller shall cooperate fully.

ARTICLE VIII
Environmental

8.1
Horseshoe-Gallup Remediation.  Pursuant to Article V of the Mineral Development Agreement, Seller agreed to perform certain environmental remediation on the Horseshoe-Gallup Field.  Pursuant to Article 7.1 (b) of this Agreement, Seller shall obtain in writing a statement from the Tribe prior to Closing listing what remedial work has been completed, what remedial work remains to be done, the extent to which Purchaser is obligated for such remedial work, and the time frame for its completion.

8.2
Environmental Review. Promptly upon signing this Agreement, Purchaser shall have access to environmental data in Seller’s files in relation to the Assets.  The Parties will work in good faith to secure such access.  Purchaser specifically acknowledges that such access is given as a courtesy only, and that (with the exception of the information provided pursuant to Article 7.1) Seller makes no representations whatsoever as to the accuracy, completeness, or reliability of any such environmental information provided to Purchaser. Except for the information provided pursuant to Article 7.1, Purchaser acknowledges that it relies and depends on and uses any and all such environmental information exclusively and entirely at its own risk and without any resource to Seller whatsoever. Seller shall cooperate with Purchaser for the performance by Purchaser of any additional environmental testing at Purchaser’s sole expense. The Parties shall work together to complete such testing prior to Closing.

8.3
Material Contamination. If, as a result of information provided pursuant to this Article, or any additional information which Purchaser obtains from other sources, or any such testing done by Purchaser, Purchaser determines in its good faith opinion prior to Closing that the environment associated with the Assets has been materially contaminated, Purchaser shall notify Seller of such determination in writing at least ten days prior to Closing.  Such notification shall include (i) detailed description of such determination; (ii) a copy of any environmental assessment, report, data or information pertaining to such claims, and (iii) Purchaser’s good faith calculation of the amount by which such claims have diminished the value of the Assets. For the purpose of this Agreement, “Material Contamination” shall mean the violation of existing federal or state laws or regulations existing as of the Effective Date to the extent that the aggregate of all environmental damage claims made by Purchaser under this Article exceed $10,000.00 either (i) in potential fines, penalties or damage payments; or (ii) remediation costs.

8.4	Remedies for Material Contamination. Upon notification of Material Contamination the Parties may either:

a.           Prior to or at Closing, mutually agree in writing separate and apart from this Agreement that Seller shall correct or make arrangements for the correction of such Material Contamination and that Closing shall proceed as scheduled with Seller indemnifying Purchaser against all damages attributable to such Material Contamination and without reduction of the Purchase Price; however, the estimated cost to correct attributable to such damages shall be placed in an escrow account requiring dual signatures for release until such time as the Material Contamination is corrected; or

b.           Prior to or at Closing mutually agree in writing that Purchaser shall correct or make arrangements for the correction of such Material Contamination and the Parties shall proceed to Closing with a reduction of the purchase Price in an amount mutually agreed to by the Parties with the Purchaser defending, indemnifying and holding Seller harmless against all damages attributable to such Material Contamination; or

c.           Prior to or at Closing Purchaser agrees to waive such Material Contamination and assume all liability and obligations relating thereto.

Each Party shall cooperate with the other’s corrective work, and any operations unreasonably interfering with the corrective work shall cease until correction is completed.

d.           If the Parties are unable to agree on one of the above options, either Party shall be entitled to terminate this Agreement without further liability.

ARTICLE IX
Closing

9.1
Closing Date.  Unless mutually agreed upon as to any extension, the Closing of the transactions contemplated in this Agreement shall be held on August 11, 2014 (the “Closing” or “Closing Date”) at Seller’s office in Farmington, New Mexico.

9.2
Extension of Closing Date. So long as Purchaser has provided Proof of Funds in accordance with the terms of Article 2, for the purposes of completing the Public Company Audit, Purchaser may request an extension of the Closing Date to comply with Federal statutory and regulatory requirements to September 7, 2014.  Consent to such request by Seller shall not be unreasonably withheld.

9.3
Delivery of Documents. On the Closing Date, Seller shall deliver an executed Assignment, Conveyance and Bill of Sale, and any other documents as may be necessary to transfer the Assets to Purchaser, including without limitation any separate assignments of the Assets on such officially approved forms as Purchaser may provide in sufficient counterparts as necessary to satisfy applicable statutory and regulatory requirements.  Any additional documents necessary to effect this Agreement shall be timely provided and executed by the Parties hereto in good faith.

9.4
Payment of Remaining Purchase Price and Stock Compensation. At the Closing, upon and against delivery of the documents and materials described herein, Purchaser shall pay Seller the remaining balance of the Purchase Price (or Adjusted Purchase Price if applicable) in certified funds or by wire transfer as set out in Article 2.4.  Purchaser shall also effectuate the transfer of the Stock Compensation to Seller at the Closing.

ARTICLE X
Miscellaneous

10.1	No Third Party Beneficiaries. This Agreement is for the benefit of Purchaser and Seller only and not for the benefit of any third party.

10.2
Further Assurances.    The Parties to this Agreement shall execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered such documents and instruments and shall take other action as may be necessary or advisable to carry out their respective obligations under this Agreement.

10.3	Assignment. No party may assign its rights or delegate its duties or obligations under this Agreement without prior written consent of the other party.

10.4	Headings. The headings of the articles and sections of the Agreement are for convenience of reference only and shall not limit, or otherwise affect any of the terms or provisions of this Agreement.

10.5	Dispute Resolution. Any dispute arising from or related to this Agreement between the Parties shall be subject to the exclusive jurisdiction of the courts in San Juan County, New Mexico.

10.6
Force Majeure. In the event any Asset is damaged by fire, flood, vandalism or other disaster beyond the control of Seller prior to Closing, Seller may (i) repair the damage at its sole cost, or (ii) reduce the Purchase Price by the cost of the damage.  In the event that Seller and Purchaser cannot agree any issue arising out of this Article 10.6, this Agreement shall be voidable by either Party.

10.7
Books and Records.  With the exception of tax returns and related documents, Seller shall deliver to Purchaser originals or copies of any books, records or documents which relate to the Assets within 24 hours of the Deposit being paid.

10.8
Notice. All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered either by personal delivery, or courier or delivery service, addressed to the Parties at the following addresses:

Seller	Purchaser
BIYA Operators, Inc.	Diversified Resources, Inc.
Attn: Richard Baldwin	Attn: Paul Laird
1409 W. Aztec Blvd., #5	1789 W. Littleton Blvd.
Aztec, NM 87410	Littleton, CO 80120

or such other address or email either Party shall have previously designated by written notice given to the other Party in the manner herein above set forth.  Notices shall be deemed given when received, or when delivered and receipted for (or upon the date of attempted delivery where delivery is refused) if hand delivered, sent by courier or delivery service.

10.9
Publicity. Seller and Purchaser shall consult with each other regarding any and all press releases or other public or private announcements made concerning this Agreement.  However, Seller acknowledges that Purchaser is a publicly traded company and is required by applicable law to make certain public disclosures, and Seller hereby consents to Purchaser making such disclosures.

10.10	Governing Law. This Agreement shall be construed in accordance with, and governed by, the laws of the state of New Mexico, along with applicable Tribal and Federal law.

10.11	Survival. All of the covenants, agreements, representations, warranties and terms of all kinds set forth in this Agreement shall survive the Closing.

10.12
Commissions or Fees. Purchaser and Seller, for itself and its directors, partners, employers, employees, and agents warrants, covenants and represents to the other Party that, except as expressly provided in this Agreement, neither it nor any of its directors, employees, employers, partners, or agents has been given or received from the other Party any commission, fee, rebate, gift or other thing or service in connection with this Agreement.  If necessary, each Party agrees that their books and records shall be available for audit to prove the truth of this Article 10.12.

10.13	Counterparts. This Agreement may be executed by the parties in counterparts, each of which shall be deemed an original instrument, all of which together shall constitute one and the same Agreement.

10.14
Exhibits. All of the Exhibits referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement.  Each Party to this Agreement shall receive a complete copy of the Exhibits prior to the Closing.

10.15
Expenses and Recording. All fees, costs and expenses incurred by Purchaser or Seller in negotiating this Agreement or consummating the transactions contemplated by this Agreement shall be paid by the Party incurring the same including, without limitation, legal and accounting fees, costs and expenses.  Purchaser shall be responsible for the filing and recording of the assignments, conveyances or other instruments required to convey title to the Assets and bear all documentary, filing and recording fees and expenses incurred in connection therewith.

10.16
Parties in Interest.    This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns. Nothing contained in this Agreement, express or implied, is intended to confer upon any other person or entity any benefits, rights or remedies whatsoever.

10.17
Waiver and Severability.    No waiver by either party of any breach or default hereof by the other shall be deemed to be a waiver of any preceding or succeeding breach or default hereof, and no waiver shall be operative unless the same shall be in writing. Should any provision of this Agreement be declared invalid by a court of competent jurisdiction, the remaining provisions hereof shall remain in full force and effect regardless of such declaration.

10.18
Entire Agreement; Amendment.    This Agreement contains the entire agreement between the Parties concerning the subject matter herein, and supersedes all prior oral or written agreements, commitments, understandings, or information otherwise furnished by Seller or Purchaser with respect to such matters. This Agreement may not be altered or amended, nor any rights or conditions hereunder waived, except by mutual agreement of the Parties in writing.

REMAINDER OF PAGE LEFT INTENTIONALLY BLANK

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first above written.

SELLER:

BIYA Operators, Inc.

BY:

TITLE:

PURCHASER:

DIVERSIFIED RESOURCES, INC.

BY:

TITLE: